UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Telecom Argentina S.A.

Item

1.         Press Release – Telecom Argentina S.A. announces the payment of cash dividends corresponding to retained earnings as of December 31, 2018.

For immediate release

Market Cap: P$269.2 billion

April 24, 2019

Contact:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces the payment of cash dividends corresponding to retained earnings as of December 31, 2018

Buenos Aires, April 24, 2019 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications companies, announces that the General Ordinary and Extraordinary Shareholders’ Meeting held today resolved in regard to the retained earnings as of December 31, 2018 to approve a cash dividend distribution for the amount of P$6,300,000,000.

The dividends will be made available to shareholders of Telecom Argentina on May 7, 2019.  The amount to be distributed is equivalent to 292.5215% of the outstanding capital and the nominal value of its representative shares and to P$2.925214779 per outstanding share or P$14.626073897 per ADR. Dividends will not be paid to nor reserved for Treasury shares.

For ADR holders, the Record Date of this dividend payment is May 6, 2019 and the Payment Date is May 14, 2019. The payment to these shareholders will be made through the Depositary Bank, JP Morgan Chase Bank N.A.

For non-ADR holders, the Record Date of this dividend payment is also May 6, 2019 and payment will be available on May 7, 2019. For the shareholders of Class B and Class C shares, payment will be made through Caja de Valores S.A. in Argentina.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries fixed and mobile telecommunications services, cable television services and broadband services. Additionally, Telecom Argentina offers mobile telecommunications services in Paraguay and cable television services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of April 24, 2019, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

* Cablevisión Holding S.A. owns 18.75% of total capital stock directly and owns 9.21% of total capital stock indirectly through VLG S.A.U.
** Trustees: Héctor Horacio Magnetto and David Manuel Martínez Guzmán.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 25, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations